October 21, 2005
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Jack Guggenheim
VIA EDGAR
GRAVITY Co., Ltd.
Annual Report on Form 20-F for the Fiscal Year ended December 31, 2004
File No. 000-51138
Dear Mr. Guggenheim:
     We refer to the letter dated September 26, 2005 (the “Request Letter”) from Ms. Cecilia D. Blye of the Office of Global Security Risk of the U.S. Securities and Exchange Commission (the “SEC”). The Request Letter requests, in connection with the SEC’s review of the annual report on Form 20-F for the fiscal year ended December 31, 2004 for Gravity Co., Ltd. (the “Company”) that the Company respond to the SEC’s comment regarding the Company’s contacts with countries that have been identified as state sponsors of terrorism. In the Request Letter, Ms. Blye requests that the Company provide a response within 10 business days or inform her when the Company will provide its response.
     This is to inform you that we are in the process of formulating our response to the Request Letter and expect that we will be able to submit our response on or before October 28, 2005.
     Please do not hesitate to contact me at +822-3485-1002 (Fax: +822-3442-7097) should you have any questions or comments. Please further note that all future correspondence from the SEC staff to the Company should be addressed to me. Also, we would appreciate your copying Mark J. Lee and David Cho of the Hong Kong office of Debevoise & Plimpton LLP (Tel: +852-2160-9800; Fax: +1-212-521-8952) on any written correspondence to us.
     Thank you in advance for your attention to this matter.

Very truly yours,
/s/ John C. Chung

John C. Chung General Counsel

Cc: Ms. Celicia D. Blye, Chief of the Office of Global Security Risk